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                                June 8, 2022

       Robert Temple
       General Counsel and Secretary
       NuScale Power Corp
       6650 SW Redwood Lane, Suite 210
       Portland, OR 97224

                                                        Re: NuScale Power Corp
                                                            Registration
Statement on Form S-1
                                                            Filed May 13, 2022
                                                            File No. 333-264910

       Dear Mr. Temple:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed May 13, 2022

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling security holders paid
for such securities.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the
warrants are out the money, please disclose the likelihood that warrant holders will not
exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors,
MD&A and use of proceeds section and disclose that cash proceeds associated with the
exercises of the warrants are dependent on the stock price. As applicable, describe
the impact on your liquidity and update the discussion on the ability of your company to fund
your operations on a prospective basis with your current cash on hand.
 Robert Temple
FirstName  LastNameRobert Temple
NuScale Power  Corp
Comapany
June 8, 2022NameNuScale Power Corp
June 8,
Page 2 2022 Page 2
FirstName LastName
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all or most of the shares being registered for resale were purchased by the selling security holders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Risk Factors, page 9

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 38

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Fluor Enterprises, Inc, a beneficial owner of over 50% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. General

7. Revise your prospectus to disclose the price that each selling security holder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, or other selling security holders acquired their shares and warrants, and the price that the public security holders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling security holders may experience a positive rate of return based on the current trading price, the public security holders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the
 Robert Temple
NuScale Power Corp
June 8, 2022
Page 3
      potential profit the selling security holders will earn based on the current trading price.
      Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any questions.



                                                             Sincerely,
FirstName LastNameRobert Temple
                                                             Division of
Corporation Finance
Comapany NameNuScale Power Corp
                                                             Office of
Manufacturing
June 8, 2022 Page 3
cc:       Jim Kearney
FirstName LastName